SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 21, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark

Re:	Fenbo Holdings Limited
Amendment No. 5 to Registration Statement on Form F-1 Filed November 20, 2023
File No. 333-274448

Dear Ms. Clark:

We represent Fenbo Holdings Limited (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No. 6 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated November 20, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Registration Statement on Form F-1 filed November 20, 2023

Exhibits

1. We note your disclosure on page I that “in the opinion of our PRC legal counsel, Sundial Law Firm, the filing requirements under the Trial Measurements do not apply to the Company.” Please revise exhibit 99.2 to have counsel clearly state their opinion that the filing requirements under the Trial Measurements do not apply to the company.

Response:

Exhibit 99.2 has been revised to clearly state that in the opinion of PRC counsel the filing requirements under the Trial Measurements do not apply to the company.

Amendment No. 6 to this registration statement is also revised to confirm that the Offering Price will be US$5.00 per Ordinary Share and to correct and properly identify the signatories to the registration statement.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Simon Lam of Centurion ZD CPA & Co. at +852 2126 2349 (email: simon@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference Carmel LLP
Centurion ZD CPA & Co.